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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person*

   Kamehameha Activities Association
   567 South King Street
   Honolulu, HI 96813

   Estate of Bernice Pauahi Bishop
   567 South King Street
   Honolulu, HI 96813

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2. Date of Event Requiring Statement (Month/Day/Year)

   5/7/1999

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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Issuer Name and Ticker or Trading Symbol

   The Goldman Sachs Group, Inc. (GS)

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5. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [ x ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)


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6. If Amendment, Date of Original (Month/Year)


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7. Individual or Joint/Group Filing (Check applicable line)

   [   ] Form Filed by One Reporting Person

   [ x ] Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.5)
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

   Common Stock, par value               21,975,421*             D (as to all shares    I (as to the beneficial ownership of all
   $.01 per share*                                               held by Kamehameha     shares in respect of the Estate of
                                                                 Activities             Bernice Pauahi Bishop)
                                                                 Association)
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Reminder: Report on a separate line for each class of securities beneficially
          owned directly or indirectly.                                              [Over]
          (Print or Type Responses)

--------------------------

   * Pursuant to the Voting Agreement dated as of April 30, 1999 (the
"Voting Agreement"), among Kamehameha Activities Association ("KAA", which is wholly owned by the Estate of Bernice Pauahi Bishop), the Trustees of the Estate of Bernice Pauahi Bishop (the "Bishop Estate") and The Goldman
Sachs Group, Inc. ("GS, Inc."), each of KAA and the Bishop Estate may be deemed to be the beneficial owner (as defined in Rule 16a-1(a)(1) promulgated under the Securities Exchange Act of 1934, as amended) of 277,438,706 shares of common stock, par value $.01 per share, of GS, Inc.
("Common Stock") held by the managing directors of GS, Inc. Under the terms of the Voting Agreement, KAA and the Bishop Estate have agreed to vote the shares they beneficially own in the same manner as the majority of shares of Common Stock held by the managing directors of GS, Inc. These managing directors of GS, Inc., are also party to a Shareholders' Agreement dated
May 7, 1999 (the "Shareholders' Agreement"), in respect of 277,438,706 shares of Common Stock which they beneficially own, to which neither KAA nor the Bishop Estate is a party. Sumitomo Bank Capital Markets, Inc.
("SBCM") and The Sumitomo Bank, Limited ("Sumitomo") are also parties to a Voting Agreement dated as of April 30, 1999 (the "SBCM Voting Agreement"), among SBCM (which is wholly owned by Sumitomo), Sumitomo and GS, Inc., under which SBCM and Sumitomo may be deemed to have shared voting power with the managing directors of GS, Inc for the 21,425,052 shares of Common
Stock which they beneficially own which are subject to the SBCM Voting
Agreement. Accordingly, pursuant to the Voting Agreement, the Shareholders'
Agreement and the SBCM Voting Agreement, KAA and the Bishop Estate may be deemed to have acquired shared voting power with respect to the Common
Stock of GS, Inc. subject to these agreements; however, KAA and the Bishop
Estate disclaim beneficial ownership or shared voting power with respect to the Common Stock of GS, Inc. subject to the Shareholders' Agreement or the SBCM Voting Agreement.


              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr.5)      (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------


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
Explanation of Responses:

/s/ Wallace G. K. Chin                                        May 17, 1999
---------------------------------------------            -----------------------
**Signature of Reporting Person                                   Date
(signing on behalf of Kamehameha Activities Association)

/s/ Nathan T. K. Aipa                                         May 17, 1999
---------------------------------------------            -----------------------
**Signature of Reporting Person                                  Date
(signing on behalf of the Estate of Bernice Pauahi Bishop)


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient. See Instruction 6 for procedure.

       Alternatively, this form is permitted to be submitted to the Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.


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